Exhibit 99.2  Form 6K May 15 2007 -LVH_MD&A_March 31 2007

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis

Interim (unaudited) Consolidated Financial Statements for the

Three month period ended

March 31, 2007

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company” or “LVFH”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the three month periods ended March 31, 2007 and 2006, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at May 15 2007.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games.  The gaming and entertainment operations are carried on by MTV.  The principal revenues of MTV are from licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com  .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

Results of Operations

For the three months ended March 31, 2007 and March 31, 2006

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) was the development and marketing of software for on-line multi-player interactive card games.

On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, Action Poker Gaming Inc. (“Action”), will cease taking deposits from U.S. based players as of October 13, 2006.  Furthermore, the Company decided and agreed to sell all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US $2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

As of March 31, 2007, the Company was not operating any card rooms, and therefore it had not sought another hosting facility for its servers.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com. This was included in the sale of the Action Poker Network.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

The Company incorporated MT Ventures Inc, (“MTV”) a 100% wholly owned Antiguan subsidiary which is in the business of further developing and licensing its on-line multi-player interactive games software.  The sale of the APGN will now allow the Company to streamline its operations

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

and focus on building upon its promising Asian Multiplayer Software Platform (“AMSP”) which now has two licensees and is already generating revenues.

Although management believes that the conduct of Internet gaming related activities by MT Ventures will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The principal revenues of MT Ventures is from collecting licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its Licensees.

The Company is presently not a party to any legal proceedings whatsoever.

As of March 31, 2007, the Company’s Canadian operations employed 41 people (2006: 39) consisting of staff and management.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited, a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

At the  Annual General Meeting of the Company’s shareholders which was held on June 30, 2006, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2005 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the trading symbol “LVH”.  The Company’s ISIN number is CA5176721010 and the German security code is WKN935277.  The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

Revenue

For the three month period ended March 31, 2007, the Company’s revenue from continuing operations increased to $918,363 compared to $0 in 2006.  Interest income increased to $83,371 (2006:$13,106) due to higher cash balances in the bank.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

Expenses

For the three months ended March 31, 2007, expenses increased by 35.4% to $1,474,409 compared to $1,088,604 for the three months ended March 31, 2006. Salaries and benfits increased by 79.0% to $897,119 compared to $501,255 for the three months ended March 31, 2006. The increase was due to increases in salary and higher staff levels during 2007 as the Company further developed its multi-player gaming software. Moreover, stock compensation expenses of $246,575 increased by $171,805 as compared to $74,770 in 2006. Bank charges, interest and foreign exchange increased from $4,392 in 2006 to $45,511 in 2007. Consulting and professional fees rose by 57.9% to $83,688 in 2007 from $52,993 in 2006. These increases were offset somewhat by a decline in amortization charges from $137,179 in 2006 to $64,889 and a decline in advertising and promotion expenses to $22,113 for 2007 from $65,613 for 2006. In addition, there were several one-time items in the first quarter as the Company incurred approximately $165,000 in costs related to the sale of APG that carried over into Q1.

Loss from Operations before Discontinued Operations

The loss from operations before discontinued operations for 2007 of $472,675 was an improvement compared to a loss of $1,075,578 for 2006. The lower loss was a result of the first full quarter of revenue from the company’s Asian multi-player software offsetting a proportionately lower increase in expenses.

Discontinued Operations

The Company recorded a gain, net of tax, on discontinued operations of $0 in 2007 compared to a gain, net of tax, of $1,431,833 in 2006.

Net Loss

During the three months ended March 31, 2007 the Company had a net loss of $(360,306) or $(0.004) per share (weighted average) as compared to net income of $315,128 or $0.003 per common share (weighted average) in the same period of 2006.  During the three months ended March 31, 2007, the Company’s weighted average number of common shares was 100,456,936 as compared to 93,114,908 for the same period in 2006.

Liquidity and Capital Resources

Total assets as at March 31, 2007, were $9,244,318 as compared to $9,617,355 as at December 31, 2006.  The Company’s total liabilities were $183,980 as compared to $478,642 at December 31, 2006.The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future. As at March 31, 2007 the Company is debt-free.

Cash and cash equivalents at March 31, 2007 were $8,055,889 as compared to $8,273,201 at December 31, 2006.

Accounts receivable at March 31, 2007, was $315,525 as compared to $425,611 at March 31, 2006. One customer accounted for 82.7% of the accounts receivable for 2007 compared to one customer accounting for 79.5% as at December 31, 2006. Due from related parties at March 31, 2007, was $2,292 as compared to $60 at December 31, 2006. Prepaids and security deposits at March 31, 2007, were $17,375 as compared to $15,000 at December 31, 2006.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

Operating Activities

In the first quarter of 2007 the Company used $237,006 of cash from operating activities compared to generating $1,235,558 of cash from operating activities in 2006. The primary differences were: (i) net loss of $360,306 in 2007 compared to net income of $315,128 in 2006, (ii) use of cash from non-cash working capital of $188,164 in 2007 compared to cash flow generated of $661,925 in 2006 (iii) increased stock compensation expense of $246,575 compared to $74,770 in 2006.

Financing Activities

The Company generated $34,336 from financing activities in 2007, down from $133,975 in 2006.

Investing Activities

The Company used $14,632 from investing activities in 2007 compared to cash generated from investing activities of $107,333 in 2006. Proceeds from the sale of marketable securities were $0 in 2007 compared to $248,916 in 2006. Additions to software development decreased to $0 in 2007 from $130,976 in 2006.

Working Capital

For the three months ended March 31, 2007, the Company had a working capital of $8,207,111 as compared to a working capital of $8,235,230 as at December 31, 2006.

Capitalization

Although the Company has achieved initial success with its AMSP in order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to further upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit.  Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1.00 per share.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

During the three month period ended March 31, 2007, the Company issued 266,500 common shares of the Company to employees as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $35,355.  During the three month period ended March 31, 2007, a total of 2,182,000 stock options exercisable at a weighted average exercise price of $0.27 per common share expired and 350,000 employee stock options exercisable at $0.12 per common share were granted during the period.

During the three month period ended March 31, 2007, no warrants were issued or exercised, however an aggregate of 1,700,000 warrants with an exercise price of $0.25 expired on January 7, 2007.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2007:

For the Quarterly Periods ended	March 31, 2007	December 31, 2006	September 31, 2006	June 30, 2006
Total Revenues	$1,001,734	820,711	10,375	13,826
Loss before other items	(472,675)	(1,024,734)	(1,325,935)	(1,303,283)
Loss per common share before other items	(0.005)	(0.01)	(0.01)	(0.01)
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income / (loss) for the period	(360,306)	(3,028,766)	(1,026,289)	(853,501)
Basic net earnings (loss) per share	(0.004)	(0.03)	(0.01)	(0.009)
Diluted net earnings (loss) per share	**n/a	**n/a	**n/a	**n/a

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

For the Quarterly Periods ended	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Total Revenues	$13,106	31,892	44,113	98
Income (loss) before other items	(1,075,578)	(829,503)	780,063	(626,959)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income (loss) for the period	315,128	(177,218)	515,857	385,773
Basic net earnings (loss) per share	0.003	(0.002)	0.006	0.005
Diluted net earnings (loss) per share	0.003	**n/a	0.004	0.004

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**

The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

General legislative risk

Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, MT Ventures Inc. (“MTV”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

US legislative risk

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially and adversely impact the business and financial affairs of

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

the Company and its licensees. On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, APG, would cease taking deposits from U.S. based players as of October 13, 2006.

Competition

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.

Internet and system infrastructure viability

Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.

Reliance on key personnel

The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company.

Customer concentration

The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company.

Payment processing

Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

Foreign exchange rates

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

Share price volatility and liquidity

The market price of our common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of our common shares. There is a limited trading market for our common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

Growth management

If the Company’s software gains traction in the market, rapid growth may occur which may result in certain strains on the Company. The Company will have to manage, hire and retain qualified employees and control its expenses in order to grow profitably.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Revenues and Dividends

While the Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Related Party Transactions

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Bronx.  The Company was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games software and Bronx received 40%.  On May 5, 2006, Bronx sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.  As a result of this sale, Bronx will no longer receive any revenues from the Company with respect to the three card games software.  For the three month period ended March 31, 2007, the Company has paid to Bronx $0 (2006: $146,304).

For the three month period ended March 31, 2007, Kalpakian Bros. of B.C. Ltd. was paid $90,000. (2006: $90,000).  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

As of March 31, 2007, an amount of $2,292 is due from a Director compared to $60 as at December 31, 2006.

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.  Rent received from Bronx for shared offices in the amount of $2,500 (2006: $1,500).

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

Critical Accounting Policies and Changes in Accounting Policies

These items are substantially unchanged from those discussed in the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at May 15, 2007	101,737,020	Nil	N/A	N/A
Stock Options	11,806,250	Nil	$0.12 to 0.38	May 18/07 - April 11/10
Fully Diluted as at May 15, 2007	113,543,270	Nil	N/A	N/A

Off-balance sheet arrangements

The Company has not entered into any off-balance sheet arrangements as of the date of this MD&A.

Financial instruments

The Company does not use financial derivatives.

Disclosure over Internal Controls

There have been no significant changes to the Company’s internal control environment during the three months ended March 31, 2007 that would have materially affected the Company’s internal controls over financial reporting.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2007

Subsequent Events

Subsequent to March 31, 2007, a total of 1,236,250 employee stock options were exercised at prices between $0.12 and $0.16 per common share for total proceeds to the Company of $152,350. 112,000 employee stock options with an exercise price of $0.12 per common share expired and 800,000 stock options were granted to an Officer with an exercise price of $0.24 per common share and 800,000 stock options were granted to one employee with an exercise price of $0.18 per common share.

Subsequent to March 31, 2007, 6,242,750 warrants with an exercise price of $1.00 per common share expired on May 13, 2007.  In addition 842,771 Brokers’ Compensation Warrants to acquire Units consisting of 842,771 common shares with an exercise price of $0.65 per common share and 421,386 warrants with an exercise price of $1.00 per common share expired.

Subsequent to March 31, 2007, the amount of $2,292 due from a Director was repaid.

The Company recently went “live” with its Asian multi-player Play for Fun website, www.178pai.com . Coinciding with the launch is a specialized marketing campaign.  The site will offer multi language capability & aside from being able to play traditional poker games like Texas Hold'em, players will also be able to play other popular Asian games as well as tournaments.

2007 Outlook

Due to the passing of the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”) and the resulting sale by the Company of its Action Poker Network, the Company no longer has any gaming interests in the North American Market.

The sale of APG and associated properties has allowed the Company to streamline its operations and focus on building upon its Asian Multiplayer Software Platform (“AMSP”) which now has two licensees and is generating revenues.

Going forward, the Company will focus its operations primarily in the Asian Market and although the Company intends to launch its own brand or site, it is initially concentrating on developing and licensing its Asian Multiplayer Software Platform (“AMSP”) to third parties.  While the initial revenue generated from the first licensee is promising, the Company is hopeful that the combination of its unique software, first mover advantage and strong partnerships will lead to further highly accretive licensees.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

March 31, 2007 (and up to May 15, 2007)